FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          SEPTEMBER 2006

Commission File Number:    000-50422


                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)


   711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|             Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       |_|              No       |_|

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
82-____________


--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Document 1   NEWS RELEASE
Document 2   INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JULY 31, 2006
Document 3   MANAGEMENT DISCUSSION & ANALYSIS FOR THE PERIOD ENDED JULY 31, 2006

                                                                      DOCUMENT 1

                                AMADOR GOLD CORP.
       711-675 WEST HASTINGS STREET, VANCOUVER, BC V6B 1N2 (604) 685-2222

FOR IMMEDIATE RELEASE                                     www.amadorgoldcorp.com
September 29, 2006                                                     TSXV: AGX


AMADOR GOLD CORP. (TSXV: AGX) wishes to announce that it has filed its nine month financial statements for the period ending July 31, 2006. As part of management's review of its properties, the decision was made to terminate its option agreement on the Shoal Lake KPM Property outside Kenora, Ontario due to large option payments coming due. Management believes focusing on its collection of silver properties in Ontario and its gold and silver properties in New Brunswick give shareholders greater opportunities with its existing resources.

ON BEHALF OF THE BOARD

/S/ RICHARD W. HUGHES
---------------------------
President

For Further Information Contact: Richard Hughes
Phone: (604) 685-2222 or visit Amador Gold's web-site: www.amadorgoldcorp.com

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties not under the corporation's control which may cause actual results, performance or achievements of the corporation to be materially different from the results, performance or expectation implied by these forward looking statements.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

                                                                      DOCUMENT 2



--------------------------------------------------------------------------------


                                AMADOR GOLD CORP.

                              FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)


                       FOR NINE MONTHS ENDED JULY 31, 2006
                       UNAUDITED - PREPARED BY MANAGEMENT




     THE FINANCIAL STATEMENTS FOR THE NINE-MONTH PERIOD ENDED JULY 31, 2006
                HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
BALANCE SHEETS                                     (UNAUDITED)
--------------------------------------------------------------------------------
                                                     JULY 31,       October 31,
                                                       2006            2005
--------------------------------------------------------------------------------

ASSETS

CURRENT
    Cash and cash equivalents ..................   $  1,137,552    $    189,341
    Goods and services tax recoverable .........         52,995          16,038
    Prepaid expenses ...........................          6,692             483
                                                   ------------    ------------

                                                      1,197,239         205,862

MINERAL PROPERTIES (note 3) ....................      1,927,579       3,526,941

EQUIPMENT ......................................            842           1,086
                                                   ------------    ------------

                                                   $  3,125,660    $  3,733,889
                                                   ============    ============

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $     17,237    $     48,981
    Due to related parties (note 5) ............        205,971           4,280
                                                   ------------    ------------

                                                        223,208          53,261
                                                   ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (note 4) .........................     10,326,420       7,866,229

CONTRIBUTED SURPLUS ............................        539,000         253,000

SHARE SUBSCRIPTIONS ............................           --          (167,000)

DEFICIT                                              (7,962,968)     (4,271,601)
                                                   ------------    ------------

                                                      2,902,452       3,680,628
                                                   ------------    ------------

                                                   $  3,125,660    $  3,733,889
                                                   ============    ============

Going concern (note 1)
Commitments (note 6)

APPROVED BY THE DIRECTORS:


/S/ ALAN D. CAMPBELL          Director       /S/ LYNN W. EVOY           Director
----------------------------                 ------------------------


                           - See Accompanying Notes -

-------------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF OPERATIONS AND DEFICIT (UNAUDITED)
-------------------------------------------------------------------------------------------------------------------
FOR THE                                                      THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                  JULY 31,                       JULY 31,
-------------------------------------------------------------------------------------------------------------------

                                                            2005            2006            2005            2006
                                                        ------------    ------------    ------------    -----------
ADMINISTRATIVE EXPENSES
    Bank charges ....................................   $        196    $        377    $        625    $      1,261
    Consulting fees (note 5b) .......................         25,643          16,896          77,356          40,551
    Amortization ....................................             81             116             244             349
    Investor relations and promotion ................          9,998           2,015          29,615          13,978
    Legal and accounting ............................         10,172          13,178          58,712          48,846
    Management fees (note 5a) .......................         52,500          50,000         142,500          62,000
    Office administration and miscellaneous (note 5a)        109,191           2,030         294,840           9,557
    Regulatory fees .................................          4,771           4,361          34,120          19,438
    Transfer agent fees .............................          5,235           1,727          10,836           6,731
    Stock based compensation (note 4g) ..............        130,000          37,000         286,000          37,000
    Mineral Properties - write off ..................      2,980,251            --         2,980,251            --
                                                        ------------    ------------    ------------    ------------
    Less: interest earned ...........................           --               (55)            (43)           (612)
                                                        ------------    ------------    ------------    ------------
LOSS BEFORE INCOME TAX ..............................     (3,328,038)       (127,645)     (3,915,056)       (239,099)

FUTURE INCOME TAX BENEFIT RECOGNIZED ON ISSUANCE
OF FLOW THROUGH SHARES ..............................           --              --           223,689         101,000
                                                        ------------    ------------    ------------    ------------

NET LOSS FOR THE PERIOD .............................     (3,328,038)       (127,645)     (3,691,367)       (138,099)

DEFICIT, BEGINNING OF PERIOD ........................     (4,634,930)     (3,942,278)     (4,271,601)     (3,931,824)
                                                        ------------    ------------    ------------    -----------

DEFICIT, END OF PERIOD ..............................   $ (7,962,968)   $ (4,069,923)   $ (7,962,968)   $ (4,069,923)
                                                        ============    ============    ============    ============

LOSS PER SHARE - BASIC AND FULLY DILUTED ............   $      (0.05)   $      (0.00)   $      (0.08)   $      (0.01)
                                                        ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES ...................     64,180,388      26,460,198      47,762,778      26,085,204
                                                        ============    ============    ============    ============


                           - See Accompanying Notes -

---------------------------------------------------------------------------------------------------------------
AMADOR GOLD CORP.
STATEMENTS OF CASH FLOWS (UNAUDITED)
---------------------------------------------------------------------------------------------------------------
FOR THE                                                    THREE MONTHS ENDED            NINE MONTHS ENDED
                                                                JULY 31,                     JULY 31,
---------------------------------------------------------------------------------------------------------------
                                                          2005           2006           2005           2006
                                                       -----------    -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Loss for the period ............................   $(3,328,038)   $  (127,645)   $(3,691,367)   $  (138,099)

    Add items not affecting cash:
       Amortization ................................            81            116            244            349
       Future income tax benefit recognized on
       issuance of flow through shares .............          --             --         (223,689)      (101,000)
       Stock based compensation ....................       130,000         37,000        286,000         37,000

    Change in non-cash working capital items:
       Tax credits recoverable .....................          --             --             --           12,909
       Goods and services tax recoverable ..........       (10,233)        (5,982)       (36,958)         1,365
       Prepaid expenses ............................         1,629            750         (6,209)         4,417
       Accounts payable and accrued liabilities ....        (6,897)        45,912        (31,744)        51,964
                                                       -----------    -----------    -----------    -----------
                                                        (3,213,458)       (37,885)    (3,703,723)      (131,095)
                                                       -----------    -----------    -----------    -----------

FINANCING ACTIVITIES
   Related parties .................................        46,800         90,209        201,691         85,672
   Issuance of share capital .......................       965,275         75,000      2,821,375        525,000
   Subscriptions received ..........................          --          (25,000)          --          (49,625)
   Share issuance costs, cash ......................       (59,320)          --          (84,520)          --
                                                       -----------    -----------    -----------    -----------
                                                           952,755        140,209      2,938,546        561,047
                                                       -----------    -----------    -----------    -----------

INVESTING ACTIVITIES
   Mineral properties acquisition ..................       698,402       (120,517)       398,113       (215,424)
   Deferred exploration expenditures ...............     1,497,320        (76,200)     1,315,274       (236,994)
                                                       -----------    -----------    -----------    -----------
                                                         2,195,722       (196,717)     1,713,387       (452,418)
                                                       -----------    -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (64,981)       (94,393)       948,210        (22,466)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD .....     1,202,532         94,944        189,341         23,017
                                                       -----------    -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD ...........   $ 1,137,551    $       551    $ 1,137,551    $       551
                                                       ===========    ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION
     Interest received .............................   $      --      $      --      $        43    $      --
                                                       ===========    ===========    ===========    ===========

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES (note 8)
--------------------------------------------------------------------------------


                           - See Accompanying Notes -

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

NATURE OF OPERATIONS AND GOING CONCERN

       The company is a public company classified in the natural resource industry, and trades on the TSX Venture Exchange. At July 31, 2006 the company has interests in properties in the Provinces of Ontario, Quebec, New Brunswick and British Columbia, Canada.

       These financial statements have been prepared in accordance with generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the company be unable to continue in business.

       During this period, the company incurred a loss of $711,116 before income taxes and has an accumulated deficit of $4,982,717. The operations of the company have primarily been funded by the issuance of common shares. Continued operations of the company are dependent on the company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

SIGNIFICANT ACCOUNTING POLICIES

       The following is a summary of significant accounting policies used in the preparation of these financial statements:

       a)     BASIS OF ACCOUNTING

              The statements have been prepared in accordance with Canadian generally accepted accounting principles as prescribed by The Canadian Institute of Chartered Accountants (CICA).

       b)     CASH AND CASH EQUIVALENTS

              For purposes of reporting cash flows, the company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The company places its cash and cash investments with institutions of high-credit worthiness.

       c)     MINERAL PROPERTIES

              Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       c)     MINERAL PROPERTIES (continued)

              Recorded costs of mineral properties and deferred exploration and development expenditure are not intended to reflect present or future values of resource properties.

              Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

       d)     EQUIPMENT AND AMORTIZATION

              Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the declining balance method.

       e)     ENVIRONMENTAL EXPENDITURES

              The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable. The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

              Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

       f)     REPORTING CURRENCY AND FOREIGN CURRENCY TRANSLATION

              The financial statements have been presented in Canadian dollars as the company's principal operations and cash flow are influenced primarily by the Canadian currency. Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the year. Amortization is converted using rates prevailing at dates of acquisition.

       g)     SHARE CAPITAL

              i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

              ii) Commissions paid to underwriters, on the issue of the company's shares are charged directly to share capital. Other share issue costs, such as legal, auditing, and printing, are charged to deficit.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       h)     STOCK BASED COMPENSATION PLAN

              Effective November 1, 2003, the company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the company values all stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

       i)     FLOW THROUGH SHARES

              Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. In 2004, the company adopted on a prospective basis for flow-through share transactions initiated after March 19, 2004, CICA EIC-146 "Flow-through Shares", which requires a reduction in share capital and the recognition of the related future income tax liability, on the date the expenditures are renounced. The future tax liability is concurrently extinguished on the transfer of the resource expenditure income tax deductions to the flow-through shareholders and the company recognizes the corresponding future income tax benefit in the statement of operations for the year then ended.

              The future income tax benefits from the issue of flow-through shares are reported as a direct reduction in the deficits.

       j)     INCOME TAXES

              Income taxes are accounted for using the future income tax method. Under this method income taxes are recognized for the estimated income taxes payable for the current year and future income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and for the benefit of losses available to be carried forward for tax purposes that are likely to be realized. Future income taxes assets and liabilities are measured using tax rates expected to apply in the years in which the temporary differences are recovered or settled.

       k)     LOSS PER SHARE

              Basic earnings per share are computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method. The assumed conversion of outstanding common share options and warrants has an anti-dilutive impact.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       l)     NON-MONETARY CONSIDERATION

              In situations where share capital is issued, or received, as non-monetary consideration and the fair value of the asset received, or given up is not readily determinable, the fair market value (as defined) of the shares is used to record the transaction. The fair market value of the shares issued, or received, is based on the trading price of those shares on the appropriate Exchange on the date of the agreement to issue shares as determined by the Board of Directors.

       m)     FINANCIAL INSTRUMENTS

              The company's financial instruments consist of cash and cash equivalents, goods and services tax recoverable, prepaid expenses, accounts payable, accrued liabilities and amount due to related party. Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

       n)     ESTIMATES

              The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

       o)     ASSET RETIREMENT OBLIGATIONS

              Effective November 1, 2003, the company retroactively adopted the recommendations in CICA Handbook Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the depreciation or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent environmental remediation. Accretions and changes in estimates are accounted for prospectively in the statement of operations commencing in the period revisions are made.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

       p)     IMPAIRMENT OF LONG-LIVED ASSETS

              Effective November 1, 2003, the company prospectively adopted the recommendations in CICA Handbook Section 3063 - "Impairment of Long-Lived Assets". Section 3063 requires that the company review for impairment of long-lived assets, including mineral properties and related deferred costs, development costs, and capital assets, to be held and used, annually, and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If such conditions exist, assets are considered impaired if the sum of the undiscounted expected future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value. When quoted market value prices are not available, the company uses the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset as an estimate of fair value. Prior to November 1, 2003, the amount of the impairment loss was determined as the difference between the carrying value and undiscounted cash flow from use.

       q)     COMPARATIVE AMOUNTS

              Certain  accounts  in the  prior  financial  statements  have been
              reclassified   for   comparative   purposes   to  conform  to  the
              presentation in the current financial statements.

3.     MINERAL PROPERTIES

       a)     GLASS CLAIMS, ONTARIO

              During fiscal 2004 the company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (50,000 issued at a deemed price of $0.20 per share) and $93,000 cash ($18,000 paid) over a 4-year period. In addition the property is subject to a 1 1/4% net smelter royalty in favour of the optionor, of which the company may purchase 1/2% of the royalty for $500,000.

       b)     RED LAKE PROPERTY GROUP, ONTARIO

              i)     TODD TOWNSHIP PROPERTY

                     During fiscal 2004 the company was granted an option to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued at a deemed price of $0.20 per share) and $69,000 cash ($21,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $600,000.

              ii)    MASKOOTCH LAKE PROPERTY

                     During fiscal 2004 the company was granted an option to earn a 100% interest in the Maskootch Lake Property, 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued at a deemed price of $0.20 per share) and $88,000 cash ($28,000 paid) over a 4 year period. In addition the property is subject to a 2% net smelter royalty in favour of the optionor, of which the company may purchase 1% of the royalty for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       c)     SILVERSTRIKE GROUP, ONTARIO

              i)     SILVER STRIKE PROPERTY

                     Option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 issued at deemed price of $0.085 per share) and $80,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

              ii)    SILVER CLAIM PROPERTY

                     Option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($30,000 paid), 200,000 common shares (100,000 issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

              iii)   CAPITOL SILVER PROPERTY

                     Option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is $35,000 cash ($5,000 paid) and 350,000 shares (50,000 issued at a deemed price of $0.075 per share) payable over three years. The company must incur an aggregate of $120,000 in exploration expenses on the property over three years. There is a 2% net smelter return of which half may be purchased for $1,000,000.

       d)     DONOVAN BASIN GROUP, ONTARIO

              i)     THOMPSON PROPERTY

                     Option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

              ii)    KELL MINE PROPERTY

                     Option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($10,000
                     paid), 150,000 common shares (60,000 issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

              iii)   HUDSON BAY PROPERTY

                     Option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($5,000 paid), 300,000 common shares (50,000 issued at a deemed price of $0.09 per share) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       e)     AJAX GROUP, ONTARIO

              i)     AJAX PROPERTY

                     Purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash
                     (paid) and 300,000 common shares (300,000 issued at a deemed price of $0.085 per share). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000.

              ii)    BANTING CHAMBERS PROPERTY

                     Option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash ($5,000 paid), 150,000 shares (50,000 issued at a deemed price of $0.09 per share) over two years and $110,000 in exploration expenditures over three years. A 2% royalty is payable on the property half of which can be purchased for $500,000.

              iii)   STRATHY PROPERTY

                     During fiscal 2005, the company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash (paid). The property is subject to a 1% net smelter return royalty, which may be purchased for $250,000 at any time.

       f)     MAGNUM PROPERTY, QUEBEC

              Assignment agreement to acquire a 100% interest in the Magnum Property, Quebec. Consideration is $50,000 ($50,000 paid) and 300,000 common shares (300,000 issued at a deemed price of $0.08 per share). The underlying agreement requires exploration expenditures of $25,000 by June 12, 2005 ($25,000 paid) and an additional $225,000 by October 25, 2007 ($15,292 paid). The property is subject to a 2% net smelter return royalty, half of which can be purchased for $1,000,000.

       g)     TETAGOUCHE PROPERTY, NEW BRUNSWICK

              Option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued at a deemed price of $0.075 per share) over 3 years. The property is subject to a 2% net smelter return royalty with a buy back of 1% for $750,000.

       h)     MENNIN LAKE PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($12,000 paid) 300,000 common shares (50,000 issued at a deemed price of $0.08 per share) and $160,000 in exploration expenses over 4 years. The property is subject to a 2% net smelter return royalty, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advanced royalty payments of $15,000 are payable each year.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       i)     FRIPP PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Fripp Property, Ontario. Consideration is being acquired for $5,000 cash (paid), 100,000 common shares (25,000 issued at a deemed price of $0.125 per share) payable over four years and $20,000 in exploration by December 31, 2005. There is a 1% net smelter return of which half may be purchased for $500,000.

       j)     CONNOR CREEK PROPERTY, BRITISH COLUMBIA

              Option agreement to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (200,000 issued at a deemed price of $0.09 per share) and exploration expenditures of
              $1,000,000 over a 4 year period. If commercial production is reached an additional 250,000 shares are due to the vendor. During the current year $12,500 was paid to the optionor in respect of trenching costs previously incurred.

       k)     HUNTER GOLD PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash over three years (10,000 paid), 250,000 common shares (75,000 issued at a deemed price of $0.095 per share) and a work commitment of $75,000 over a 3 year period. There is a 2% net smelter return payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

       l)     CHAPLEAU PROPERTY, ONTARIO

              Acquisition agreement with a company related by common directors to acquire a fifty (50%) percent working interest in 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 plus 15% for administration. Upon payment of the acquisition cost a joint venture agreement will be formed to perform further exploration work on a pro rate basis.

       m)     WILLET PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration is $30,000 cash over three years ($5,000 paid), 200,000 common shares (50,000 issued at a deemed price of $0.12) and a work commitment of $75,000 over a three year period. There is a 2% net smelter return payable of which half may be purchased for $1,000,000.

       n)     SAVARD & SHARPE PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over three years ($20,000 paid). There is a 2% net smelter return payable.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       o)     HORWOOD GROUP, ONTARIO

              i)     HORWOOD GOLD PROPERTY

                     Option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash over two years ($15,000 paid) and 300,000 common shares (100,000 issued at a deemed price of $0.155) over a two-year period. There is a 3% net smelter return payable, of which two-thirds may be purchased for $1,000,000.

              ii)    HORWOOD GOLD 2 PROPERTY

                     Option agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% net smelter return payable of which half may be purchased for $500,000.

              iii)   LABBE PROPERTY

                     Option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash over two years ($5,000 paid) and 200,000 common shares (50,000 issued at a deemed price of $0.155) over a two-year period. There is a 3% net smelter return payable, of which two-thirds may be purchased for $1,000,000.

              iv)    ROSS WINDSOR PROPERTY

                     Option agreement (January 4, 2006) to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash over three years ($5,000 paid) and 175,000 common shares (25,000 issued at a deemed price of $0.155) over a three-year period. There is a 3% net smelter return payable, of which two-thirds may be purchased for $1,000,000.

       p)     EAST BRECCIA PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($12,000 paid), 300,000 shares (50,000 issued at a deemed price of $0.15) payable over four years, and a work commitment of $160,000 over four years. There is a 2% net smelter return payable, which may be purchased for $2,000,000.

       q)     GOULD COPPER MINE PROPERTY, ONTARIO

              Option  agreement  to acquire a 100%  interest in the Gould Copper
              Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 payable over four years ($5,000 paid), 140,000 shares payable over four years (25,000 issued at a deemed price of $0.095), and a work commitment of $100,000 over four years. There is a 2% net smelter return of which half may be purchased for $750,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       r)     KEITH & SEWELL GROUP, ONTARIO

              Option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 payable over two years ($21,000 paid), 420,000 shares payable over three years, and a work commitment of $90,000 over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

       s)     ANDERSON LAKE, ONTARIO

              Option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 payable over four years ($12,000 paid), 300,000 shares payable over three years (50,000 issued at a deemed price of $0.165), and a work commitment of $160,000 over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

       t)     PATENT PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 payable over three years ($15,000 paid), 250,000 shares payable over four years (50,000 issued at a deemed price of $0.27), and a work commitment of $130,000 over four years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

       u)     HOLLOWAY/FRECHEVILLE PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Holloway Property, located in Holloway and Frecheville Townships, Ontario. Consideration for the Property consists of $250,000 payable over 4 1/2 years ($25,000 paid), 500,000 shares payable over four years. There is a 3% net smelter return of which two-thirds may be purchased for $1,000,000 and at any time an additional one-third for $2,000,000.

       v)     HOLLOWAY PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Holloway Property, located in the Holloway Townships, Ontario. Consideration for the Property consists of $20,000 payable within 10 days of regulatory approval ($20,000 paid), 200,000 shares payable over 12 months. There is a 2% net smelter return.

       w)     MORIN, ONTARIO

              Option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 payable over three years ($10,000 paid), 220,000 shares payable over three years. There is a 3% net smelter return of which half may be purchased for $1,000,000.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

3.     MINERAL PROPERTIES (continued)

       x)     LOVELAND PROPERTY, ONTARIO

              Option agreement to acquire a 100% interest in the Loveland Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 payable over five years ($25,000 paid), 600,000 shares payable over five years, and a work commitment of $150,000 over five years. There is a 3% net smelter return of which one-third may be purchased for $1,000,000.

       y)     LOVELAND PROPERTY/BYERS, ONTARIO

              Option agreement to acquire a 100% interest in the Loveland Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the Property consists of $300,000payable over five years ($25,000 paid), 600,000 shares payable over five years, and a work commitment of $150,000 over five years. There is a 3% net smelter return of which one-third may be purchased for $1,000,000.

4.     SHARE CAPITAL

       a)     AUTHORIZED

              Authorized share capital comprises an unlimited number of common shares without par value (2005 - 100,000,000). The shareholders of the Company passed a special resolution to change the authorized share structure from 100,000,000 common shares without par value to an unlimited number of common shares without par value.

       b)     ISSUED

                                                         NUMBER OF       SHARE
                                                          SHARES         AMOUNT
                                                       ------------   ------------
Balance, October 31, 2004 ..........................     21,997,915   $  6,203,328

Issued for
   Property acquisitions ...........................      1,095,000        103,525
Issued for cash
   Private placements ..............................     16,325,000      1,732,500
Share issuance costs, cash .........................           --          (72,124)
Income tax benefits renounced on flow-through shares           --         (101,000)
                                                       ------------   ------------

BALANCE, OCTOBER 31, 2005 ..........................     39,417,915   $  7,866,229
                                                       ============   ============

Issued for
   Property acquisitions ...........................        895,000        114,025
Issued for cash
   Private placements ..............................     19,117,833      3,585,175
   Exercise of warrants ............................        590,000         69,200
Share issuance costs, cash .........................           --          (84,520)
Income tax benefits renounced on flow-through shares           --         (223,689)
                                                       ------------   ------------

BALANCE, JULY 31, 2006 .............................     60,020,748   $ 10,326,420
                                                       ============   ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

4.     SHARE CAPITAL (continued)

       c)     PRIVATE PLACEMENTS

              i) During fiscal 2005 the company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

              ii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes pricing option model. The assumptions used for the valuation of the respective warrants were: Dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

              iii) During fiscal 2005 the company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The company paid a finders fee of $8,550, and other share issue costs of $1,075.

              iv) During fiscal 2005 the company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

              v) During fiscal 2005 the company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable of $7,500 were received in February 2006.

              vi) On January 18, 2006, the company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

              vii) On May 18, 2006, the company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

4.     SHARE CAPITAL (continued)

       d)     OPTIONS


                                                            Number of        Exercise
                                                             options          price
-------------------------------------------------------     ----------      ----------
Outstanding and exercisable at October 31, 2004 .......      1,285,000
   Options expired ....................................       (217,000)      0.10-0.25
   Options granted ....................................      1,510,000            0.10

                                                            ----------      ----------
Outstanding and exercisable at October 31, 2005 .......      2,578,000
   Options granted ....................................      1,331,000            0.10
   Options granted ....................................        635,000            0.20
   Options granted ....................................      1,440,000            0.15
                                                            ----------      ----------

OUTSTANDING AT JULY 31, 2006 ..........................      5,984,000
                                                            ==========


              As at July  31,  2006  there  were  5,984,000  (2005 -  2,578,000)
              options outstanding as follows:

       Expiry date                     Exercise price         Number of options
-------------------      -----------------------------        ------------------

   October 8, 2007                              $0.10                   255,000
 December 18, 2007       (re-priced from $0.23) $0.20                    85,000
     March 2, 2008       (re-priced from $0.25) $0.20                   248,000
     June 16, 2008       (re-priced from $0.30) $0.20                    50,000
   January 5, 2009       (re-priced from $0.56) $0.20                   430,000
     July 28, 2010                              $0.10                 1,510,000
 November 17, 2010                              $0.10                 1,331,000
  February 2, 2011                              $0.20                   635,000
      July 6, 2011                              $0.15                 1,440,000


e)        WARRANTS

          As at July 31, 2006 there were 38,583,521 (2005 - 13,230,688) warrants outstanding as follows:

       Expiry date                     Exercise price         Number of warrants
-------------------      -----------------------------        ------------------

  December 8, 2006                              $0.14                  1,245,000
 December 22, 2006                              $0.13                  4,730,688
    March 23, 2007                              $0.10                    900,000
      June 3, 2007                              $0.10                    750,000
   October 7, 2007                              $0.10                 11,940,000
  January 17, 2008                              $0.10                  5,550,000
      May 17, 2008                              $0.20                 13,467,833

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

4.     SHARE CAPITAL (continued)

       f)     ESCROW SHARES

              As at July 31, 2006 there were 25,000 (2005 - 25,000) shares held in escrow. Release of these shares is subject to approval of regulatory authorities.

       g)     STOCK BASED COMPENSATION

              The company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, and employees to acquire up to 10% of issued and outstanding common stock. As disclosed in note 2 (h) the company has prospectively adopted the recommendations of the CICA with respect to stock-based compensation.

              The company issued 1,440,000 options during the period. Using the assumptions below the fair value of each option granted is $0.09; compensation expense of $130,000 was recorded in operations and credited to Contributed Surplus.


              Dividend rate             0.00%   Expected life          3 years
              Risk-free interest rate   4.18%   Expected volatility    98%

              The company issued 635,000 options on February 02, 2006. Using the assumptions below the fair value of each option granted is $0.12; compensation expense of $76,000 was recorded in operations and credited to Contributed Surplus.

              Dividend rate             0.00%   Expected life          3 years
              Risk-free interest rate   3.97%   Expected volatility    94%

              The company issued 1,331,000 options on November 17, 2005. Using the assumptions below the fair value of each option granted is $0.06; compensation expense of $80,000 was recorded in operations and credited to Contributed Surplus.

              Dividend rate             0.00%   Expected life          3 years
              Risk-free interest rate   3.73%   Expected volatility    97%

              The company issued 1,510,000 options during fiscal 2005. Using the assumptions below the fair value of each option granted is $0.04; compensation expense of $60,000 was recorded in operations and credited to Contributed Surplus.

              Dividend rate             0.00%   Expected life          3 years
              Risk-free interest rate   2.99%   Expected volatility    96%

              The company re-priced 383,000 options outstanding from 2002 and 2003 with exercise prices of $0.23-$0.30 to $0.20. The weighted average fair value of each option using the below assumptions was $0.05, compensation expense of $19,000 has been recorded in operations and credited to Contributed surplus.

              Dividend rate             0.00%   Expected life    2.25-3.33 years
              Risk-free interest rate   3.15%   Expected volatility    99%

              The company issued 500,000 options during fiscal 2004. Using the assumptions below the fair value of each option granted is $0.32, compensation expense of $144,000 was recorded in the

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

4.     SHARE CAPITAL (continued)

       g)     STOCK BASED COMPENSATION (continued)

              operations, and additional compensation expense of $16,000 was recorded as deferred expenditures on the Kenora Property (note 3(a)) for the year. During fiscal 2005 these options were re-priced to $0.20, as the fair value at the time of repricing was less than the fair value previously expensed, no additional compensation expense was recorded.

              Dividend rate             0.00%   Expected life          3 years
              Risk-free interest rate   3.92%   Expected volatility    72%

              Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

5.     RELATED PARTY TRANSACTIONS

       a) During the period the company recorded office administration expense of $289,320 (2005- $NIL) to a company controlled by a director and management fees of $142,500 (2005 - $NIL).

       b) During the period, fees for consulting services in the amount of $36,435 (2005 - $30,608) were paid to a company controlled by an officer of the company. At July 31, 2006 $4,280 (2005 - $NIL) was owed.

       c) During the period, the company had management fees of $29,595 (2005 - $NIL) charged by Golden Chalice Resources Inc., a company with common directors for management of the company's joint venture Chapleau Property, which is jointly held 50:50 and $228,515 for Chapleau's acquisition and exploration expenses. At July 31, 2006 $201,691 was owed to Golden Chalice Resources Inc., which was paid subsequently.

6.     COMMITMENTS

       By agreement dated June 1, 2005, the company entered into an administrative services agreement with a company controlled by a director and officer. A management fee was payable at a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

7.     INCOME TAXES

       As at October 31, 2005, the company had income tax losses of approximately $1,227,000 (2004 - $976,000; 2003 - $325,000) expiring between 2004 and 2015. If the losses are used to offset future taxable income, the tax savings will be recorded in the year the loss is applied.

       The company also has resource pools available which have no expiry date and the amounts therein are available to reduce future taxable resource income in Canada. The amount in each pool and the percentage of the balance allowed per year to reduce taxable income is as follows:

                          Amount                          Rate
                        $  321,000                        100%
                        $1,642,000                         30%

       Future tax benefits, which may arise as a result of applying these deductions to taxable income, have not been recognized in these accounts.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

8.     SUPPLEMENTAL CASH FLOW INFORMATION

       The following non-cash transactions were recorded during the period:

JULY 31,                                         2006                2005
---------------------------------------- ------------------- -------------------
Investing activities
     Mineral property acquisition              $ 14,025            $ 68,650
---------------------------------------- ------------------- -------------------

9.     SUBSEQUENT EVENTS

       a) The Board of Directors of Amador Gold Corp. proposed arrangement to form subsidiary and reorganize the Company's mineral property assets in an effort to maximize shareholder value. The Company's diamond properties in the Larder Lake and Sault Ste. Marie Townships, Ontario will be transferred into a new company, incorporated under the name Diamondcorp Resources Inc.

       b) As at September 12, 2006 the 25,000 escrow shares have been cancelled.

10.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP")

       These financial statements are prepared in accordance with GAAP in Canada, which differ in some respects from GAAP in the United States. The material differences between Canadian and United States GAAP, in respect of these financial statements, are as follows:

       a)     MINERAL PROPERTY EXPLORATION AND DEVELOPMENT

              Under United States GAAP, all mineral exploration and development property expenditures are expensed in the year incurred in an exploration stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred during this process.

              United  States  GAAP  also  requires  a  separate   statement  for
              Stockholders' Equity whereas Canadian GAAP does not.

              The effects on the company's financial statements are summarized below:

                                           For the nine       For the years ended
                                           months ended   --------------------------
                                             JULY 31,     October 31,    October 31,
                                               2006           2005           2004
                                           -----------    -----------    -----------
Statement of Operations and Deficit

Net loss for the period under:
     Canadian GAAP .....................   $(3,691,367)   $  (339,777)   $  (527,212)
     Add:  Write-down of properties ....          --             --             --
     Less:  Mineral property exploration
     and development expenditures ......    (1,374,619)    (1,060,062)    (1,455,820)
                                           -----------    -----------    -----------

United States GAAP .....................   $(5,065,986)   $(1,399,839)   $(1,983,032)
                                           ===========    ===========    ===========

Loss per share - United States GAAP ....   $     (0.11)   $     (0.06)   $     (0.14)
                                           ===========    ===========    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

10.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP")(continued)

       a)     MINERAL PROPERTY EXPLORATION AND DEVELOPMENT (continued)


                                      For the nine      For the years ended
                                      months ended   --------------------------
                                        JULY 31,     October 31,    October 31,
                                          2006          2005            2004
                                      -----------    -----------    -----------
Balance Sheet
Assets
Mineral Properties
     Canadian GAAP .................  $ 1,927,579    $ 3,526,941    $ 2,466,879
     Resource property expenditures
     (cumulative) ..................   (1,927,579)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP .................  $      --      $      --      $      --
                                      ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ................  $ 2,902,452    $ 3,680,268    $ 2,442,504
      Resource property expenditures
      (cumulative) .................   (1,927,579)    (3,526,941)    (2,466,879)
                                      -----------    -----------    -----------
United States GAAP .................  $   974,873    $   153,687    $   (24,375)
                                      ===========    ===========    ===========


       b)     STOCK BASED COMPENSATION

              In December 2004, the United States Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard
              (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005.

              Effective November 1, 2003 the company commenced stock-based compensation accounting in accordance with SFAS 123. Accordingly, compensation cost for stock options is measured at fair value of the option granted. The company has determined that compliance with No.

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

10.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       b)     STOCK BASED COMPENSATION (continued)

              SFAS 123R in the  future  does not have a  material  impact on the
              company's  October  31,  2005  financial   statements.   The  2003
              comparative figures have been shown using APB 25 disclosure only.

              The company accounts for stock-based compensation issued to non-employees in accordance with the provisions of SFAS 123 and the consensus in Emerging Issues Task Force No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services".

       c)     LOSS PER SHARE

              Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

              Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares that remain in escrow, but may be earned out based on the company incurring a certain amount of exploration and development expenditures. The weighted average number of shares outstanding under United States generally accepted accounting principles for the period ended July 31, 2006, and years ended October 31, 2005 and 2004 were 47,737,778, 25,985,641 and 14,520,967, respectively.

       d)     NEW ACCOUNTING PRONOUNCEMENTS

              In December 2004, FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets". SFAS 153 amends APB Opinion No. 29, to eliminate certain exceptions when there are non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This amendment is effective for periods beginning after June 15, 2005.

              The adoption of these new pronouncements is not expected to have a material effect on the company's financial position or results of operations.

       e)     CUMULATIVE INCEPTION TO DATE INFORMATION

              Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The company changed its business in August 2002 and entered the mining exploration business. Cumulative inception to date information is as follows:

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

10.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       e)     CUMULATIVE INCEPTION TO DATE INFORMATION (continued)

BALANCE SHEETS                                               CUMULATIVE AMOUNTS FROM
                                                                   INCEPTION
                                                          ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)
                                                            NUMBER OF        SHARE
  SHARE CAPITAL                                              SHARES          AMOUNT
                                                          ------------    ------------
   Issued for
       Loan bonus .....................................        311,111    $     70,000
       Property acquisition ...........................      2,040,000         227,550
   Issued for cash
       Private placements .............................     44,325,548       6,752,875
       Exercise of options/warrants ...................      3,487,000         379,250
   Shares for debt ....................................      4,730,688         614,989
   Share issuance costs ...............................                       (360,594)
   Income tax benefits renounced on flow-through shares                       (861,454)
                                                          ------------    ------------
                                                            54,892,347    $  6,822,616
                                                          ============    ============
CONTRIBUTED SURPLUS ...................................                   $    539,000
                                                                          ============
SHARE SUBSCRIPTIONS RECEIVABLE ........................                   $          0
                                                                          ============
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE ......                   $ (1,565,759)
                                                                          ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

10.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       e)     CUMULATIVE INCEPTION TO DATE INFORMATION (continued)


STATEMENTS OF OPERATIONS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
----------------------------------------------------------------    ------------
ADMINISTRATIVE EXPENSES
    Bank charges ...............................................    $     3,690
    Consulting fees ............................................        260,658
    Amortization ...............................................            984
    Financing fees .............................................        102,500
    Interest on debt ...........................................         74,527
    Investor relations and promotion ...........................        257,399
    Legal and accounting .......................................        250,359
    Management fees ............................................        639,820
    Office and miscellaneous ...................................         37,669
    Part XII.6 penalty tax .....................................          3,800
    Regulatory fees ............................................        113,776
    Transfer agent fees ........................................         36,350
    Stock based compensation ...................................        509,000
    Recovery of prior year expenses ............................         (1,690)
    Less: interest earned ......................................         (8,831)
WRITE OFF OF MINERAL PROPERTY EXPENDITURES .....................      3,127,453
FUTURE INCOME TAX BENEFIT RENOUNCED ON FLOW THROUGH SHARES .....       (324,689)
                                                                    -----------
NET LOSS FROM INCEPTION ........................................    $(5,082,775)
                                                                    ===========

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

JULY 31, 2006
--------------------------------------------------------------------------------

10.    DIFFERENCES   BETWEEN  CANADIAN  AND  UNITED  STATES  GENERALLY  ACCEPTED
       ACCOUNTING PRINCIPLES ("GAAP") (continued)

       e)     CUMULATIVE INCEPTION TO DATE INFORMATION (continued)


STATEMENTS OF CASH FLOWS                                             CUMULATIVE
                                                                    AMOUNTS FROM
                                                                     INCEPTION
----------------------------------------------------------------    ------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss from inception ....................................    $(5,082,775)
    Add items not affecting cash:
       Amortization ............................................            984
       Financing fee ...........................................         70,000
Future income tax benefit renounced on flow through shares .....       (324,689)
       Write off of mineral property expenditures ..............        158,990
       Stock based compensation ................................        509,000
    Change in non-cash working capital items:
       Goods and services tax recoverable ......................        (40,267)
       Prepaid expenses ........................................         (6,692)
       Accounts payable ........................................        229,726
                                                                    -----------
                                                                     (4,485,724)
                                                                    -----------
FINANCING ACTIVITIES
   Loans received ..............................................        187,500
   Repayment of loans ..........................................       (100,000)
   Promissory note issued ......................................        350,000
   Advances from related parties ...............................          4,280
   Issuance of share capital ...................................      7,135,125
   Share issuance costs, cash ..................................       (360,594)
                                                                    -----------
                                                                      7,216,311
                                                                    -----------
INVESTING ACTIVITIES
   Purchase of equipment .......................................         (1,826)
   Acquisition of mineral properties ...........................     (1,114,077)
   Deferred exploration expenditures ...........................       (545,256)
                                                                    -----------
                                                                     (1,661,159)
                                                                    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ......................    $ 1,069,428
                                                                    ===========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
--------------------------------------------------------------------------------

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
FOR NINE MONTHS ENDED JULY 31, 2006
--------------------------------------------------------------------------------
                                                 SILVER-
                            GLASS    RED LAKE    STRIKE     DONOVAN            TETAGOUCHE
                           CLAIMS      GROUP      GROUP       BASIN    MAGNUM      NEW
                           ONTARIO    ONTARIO    ONTARIO    ONTARIO    QUEBEC   BRUNSWICK
                          --------   --------   --------   --------   --------   --------
ACQUISITION COSTS
 Opening balance ......   $ 28,000   $ 42,000   $ 41,181   $ 24,600   $ 74,000   $ 12,250
 Staking costs ........       --        2,880      2,785     69,720       --         --
 Option payments cash .       --       27,000     25,000     10,000       --       10,000
 Option payments shar .       --       10,000      6,800      5,100       --        2,250
 Find.'s fees cash&adj        --         --         --         --         --         --
                          --------   --------   --------   --------   --------   --------
  Closing balance .....     28,000     81,880     75,766    109,420     74,000     24,500
                          --------   --------   --------   --------   --------   --------

DEFERRED EXPLORATION
 Opening balance ......       --         --         --          600     40,392     12,110
 Consulting ...........       --         --       11,655     13,058       --        7,278
 Drilling .............       --         --         --         --         --       11,766
 Geological ...........       --        3,566        500       --       -1,680       --
 Line cutting .........       --       18,500     12,005     17,970       --         --
 Mapping and sampling .       --         --         --         --         --        2,345
 Miscellaneous ........       --         --         --         --         --         --
 Management fee .......       --         --          142       --         --         --
 Surveying ............       --        2,688     61,400       --         --       50,109
                          --------   --------   --------   --------   --------   --------
 Closing balance ......       --       24,754     85,702     31,628     38,712     83,607
                          --------   --------   --------   --------   --------   --------
BALANCE, END OF PER ...   $ 28,000   $106,634   $161,468   $141,048   $112,712   $108,107
                          ========   ========   ========   ========   ========   ========


                                                 CONNOR
                           MENNIN                 CREEK      HUNTER      AJAX
                            LAKE       FRIPP     BRITISH      GOLD      GROUP
                           ONTARIO    ONTARIO   COLUMBIA    ONTARIO    ONTARIO
                          --------   --------   --------   --------   --------
ACQUISITION COSTS
 Opening balance ......   $ 16,000   $  8,787   $   --     $  1,800   $135,568
 Staking costs ........       --        7,560       --        1,000      5,985
 Option payments cash .       --         --         --       10,000       --
 Option payments shar .       --         --       18,000      7,125       --
 Find.'s fees cash&adj        --         --         --         --         --
                          --------   --------   --------   --------   --------
  Closing balance .....     16,000     16,347     18,000     19,925    141,553
                          --------   --------   --------   --------   --------

DEFERRED EXPLORATION
 Opening balance ......      8,547       --       12,500       --       94,150
 Consulting ...........       --        5,400     40,206       --         --
 Drilling .............       --         --         --         --         --
 Geological ...........       --         --         --         --         --
 Line cutting .........      7,736       --         --         --         --
 Mapping and sampling .       --          820       --         --        1,577
 Miscellaneous ........       --          332        780      1,219        504
 Management fee .......       --           60      6,031       --          353
 Surveying ............       --       28,038       --         --       23,217
                          --------   --------   --------   --------   --------
 Closing balance ......     16,283     34,649     59,517      1,219    119,801
                          --------   --------   --------   --------   --------
BALANCE, END OF PER ...   $ 32,283   $ 50,996   $ 77,517   $ 21,144   $261,353
                          ========   ========   ========   ========   ========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
--------------------------------------------------------------------------------

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
FOR NINE MONTHS ENDED JULY 31, 2006
--------------------------------------------------------------------------------
                           GOULD     EAST                         KEITH &            ANDERSON  LOVELAND  HOLLOWAY    MORIN
                           COPPER  BREACCIA    WILLET   HORWOOD   SEWELL     PATENT    LAKE    PROPERTY  PROPERTY  PROPERTY
                          ONTARIO   ONTARIO   ONTARIO   ONTARIO   ONTARIO   ONTARIO   ONTARIO   ONTARIO   ONTARIO   ONTARIO
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
ACQUISITION COSTS
 Opening balance ......   $  --     $  --     $  --     $  --     $  --     $  --     $  --     $  --     $  --     $  --
 Staking costs ........    11,340    15,170      --         900     6,400     5,500     7,700      --        --        --
 Option payments cash .     5,000    12,000     5,000    31,000    21,000    15,000    12,000    50,000    45,000    10,000
 Option payments shar .     2,375     7,500     6,000    27,125      --      13,500     8,250      --        --        --
 Find.'s fees cash&adj       --        --        --        --        --        --        --        --        --        --
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
  Closing balance .....    18,715    34,670    11,000    59,025    27,400    34,000    27,950    50,000    45,000    10,000
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------

DEFERRED EXPLORATION
 Opening balance ......      --        --        --        --        --        --        --        --        --        --
 Consulting ...........      --        --        --        --        --        --        --        --        --        --
 Drilling .............      --        --        --        --        --        --        --        --        --        --
 Geological ...........      --       2,000      --        --        --        --        --        --        --        --
 Line cutting .........      --        --        --        --        --        --        --        --       3,310      --
 Mapping and sampling .      --        --        --        --        --        --        --        --        --        --
 Miscellaneous ........       968     1,070     1,220     1,946       878       838     1,210     1,760     1,235       693
 Management fee .......      --         300      --        --        --        --        --        --        --        --
 Surveying ............      --        --        --        --       2,075      --        --        --        --        --
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
 Closing balance ......       968     3,370     1,220     1,946     2,953       838     1,210     1,760     4,545       693
                          -------   -------   -------   -------   -------   -------   -------   -------   -------   -------
BALANCE, END OF PER ...   $19,683    38,040   $12,220   $60,971   $30,353   $34,838   $29,160   $51,760   $49,545   $10,693
                          =======   =======   =======   =======   =======   =======   =======   =======   =======   =======

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
--------------------------------------------------------------------------------

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
FOR NINE MONTHS ENDED JULY 31, 2006
--------------------------------------------------------------------------------
                            SHARPE &                  CHEWETT    BLACKSTOCK                OKE & FORD   OTTER POND
                            SAVARD      CHAPLEAU     PROPERTY       (GCR)     FORGE LAKE    PROPERTY     PROPERTY
                            ONTARIO      ONTARIO      ONTARIO      ONTARIO     ONTARIO      ONTARIO      ONTARIO        TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $      475   $     --     $     --     $     --     $     --     $     --     $  384,661
 Staking costs ........         --        151,881        4,680       15,840       34,000      134,300         --        443,641
 Option payments cash .       20,000        8,385       15,000         --           --           --         27,495      392,879
 Option payments shar .         --           --           --           --           --           --           --        114,025
 Find.'s fees cash&adj          --           -475         --           --           --           --           --           -475
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....       20,000      160,265       19,680       15,840       34,000      134,300       27,495    1,334,731
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --           --           --        168,299
 Consulting ...........         --            628         --           --           --           --           --         78,226
 Drilling .............         --         12,530         --           --           --           --           --         24,296
 Geological ...........         --          3,637         --           --           --           --           --          8,023
 Line cutting .........         --          9,155         --           --           --           --           --         68,676
 Mapping and sampling .         --         11,200         --           --           --           --           --         15,942
 Miscellaneous ........         --          1,504         --           --           --           --           --         16,508
 Management fee .......         --         29,595         --           --          5,100         --          4,124       45,352
 Surveying ............         --           --           --           --           --           --           --        167,526
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......         --         68,250         --           --          5,100         --          4,124      592,848
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF PER ...   $   20,000   $  228,515   $   19,680   $   15,840   $   39,100   $  134,300   $   31,619   $1,927,579
                          ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

--------------------------------------------------------------------------------

AMADOR GOLD CORP.
--------------------------------------------------------------------------------

SCHEDULES OF MINERAL PROPERTY EXPENDITURES
OCTOBER 31, 2005
--------------------------------------------------------------------------------
                                                     SILVER-
                              KENORA    RED LAKE     STRIKE        AJAX                      TETA-
                              GROUP       GROUP       GROUP        GROUP        MAGNUM      GOUCHE
                             ONTARIO     ONTARIO     ONTARIO      ONTARIO       QUEBEC     N. BRUNSW.
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $  915,082   $   18,000   $     --     $     --     $     --     $     --
 Staking costs ........        6,145         --           --         20,000         --           --
 Option payments cash .      318,000       14,000       45,632       85,568       50,000       10,000
 Option payments shares       10,000       10,000       20,150       30,000       24,000        2,250
 Finder's fees cash ...       12,930         --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....    1,262,157       42,000       65,782      135,568       74,000       12,250
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......    1,533,797         --           --           --           --           --
 Consulting ...........       32,861         --           --           --           --           --
 Drilling .............        3,500         --           --           --           --         12,109
 Geological ...........        3,584         --           --         93,712         --           --
 Line cutting .........       32,862         --           --           --           --           --
 Mapping and sampling .       87,478         --           --           --           --           --
 Miscellaneous ........       43,555         --            600          438       40,392         --
 Surveying ............        2,187         --           --           --           --           --
 Trenching ............         --           --           --           --           --           --
                          ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......    1,739,824         --            600       94,150       40,392       12,109
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $3,001,981   $   42,000   $   66,382   $  229,718   $  114,392   $   24,359
                          ==========   ==========   ==========   ==========   ==========   ==========



                            MENNIN                   CONNOR       HUNTER
                             LAKE        FRIPP       CREEK         GOLD        CHAPLEAU
                           ONTARIO      ONTARIO       B.C.        ONTARIO      ONTARIO        TOTAL
                          ----------   ----------   ----------   ----------   ----------   ----------
ACQUISITION COSTS
 Opening balance ......   $     --     $     --     $     --     $     --     $     --     $  933,082
 Staking costs ........         --           --           --           --           --         26,145
 Option payments cash .       12,000        5,662         --          1,800          475      543,137
 Option payments shares        4,000        3,125         --           --           --        103,525
 Finder's fees cash ...         --           --           --           --           --         12,930
                          ----------   ----------   ----------   ----------   ----------   ----------
  Closing balance .....       16,000        8,787         --          1,800          475    1,618,819
                          ----------   ----------   ----------   ----------   ----------   ----------

DEFERRED EXPLORATION
 Opening balance ......         --           --           --           --           --      1,533,797
 Consulting ...........         --           --           --           --           --         32,861
 Drilling .............         --           --           --           --           --         15,609
 Geological ...........         --           --           --           --           --         97,296
 Line cutting .........         --           --           --           --           --         32,862
 Mapping and sampling .         --           --           --           --           --         87,478
 Miscellaneous ........        8,547         --           --           --           --         93,532
 Surveying ............         --           --           --           --           --          2,187
 Trenching ............         --           --         12,500         --           --         12,500
                          ----------   ----------   ----------   ----------   ----------   ----------
 Closing balance ......        8,547         --         12,500         --           --      1,908,122
                          ----------   ----------   ----------   ----------   ----------   ----------
BALANCE, END OF YEAR ..   $   24,547   $    8,787   $   12,500   $    1,800   $      475   $3,526,941
                          ==========   ==========   ==========   ==========   ==========   ==========

                                                                      DOCUMENT 3



                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                       MANAGEMENT DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE PERIOD ENDED JULY 31, 2006

INTRODUCTION

The following management discussion and analysis has been prepared as of September 28, 2006. The selected financial information set out below, and certain comments which follow, are based on and derived from the management prepared financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the nine months ended July 31, 2006 and should be read in conjunction with them. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol "AGX" as a Tier 2 company. The Company is also an Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company. Its assets consist of Canadian mineral properties and cash. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The two most significant risks for the Company are:

       1)     The chances of finding an economic ore body are extremely small;

       2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

Success in the junior mining exploration business is measured by a company's ability to raise funds, secure properties of merit and, in a few rare cases, identifying an economic ore body on one of its properties. Not all of these factors are within management's control.

The ability to raise funds is in part dependent on the state of the junior resource stock market, which in turn is dependent on the economic climate, metal prices and perceptions as to which way the market is headed. The ability to secure properties of merit is in large part dependent on management's contacts.

KENORA PROPERTY GROUP, ONTARIO

A.       KPM PROPERTY

During fiscal 2003 the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003
(paid),  $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
(paid),  and 2005 (paid),  $500,000 on each of August 27, 2006,  2007, 2008, and
2009.

During this financial reporting period, as part of management's review of its properties, the decision was made to terminate its option agreement on the KPM Property due to the future large option payments. Management believes focusing on its collection of silver properties in Ontario and its gold and silver properties in New Brunswick give shareholders greater opportunities with its existing resources.

B.       GLASS TOWNSHIP PROPERTY

On August 31, 2004, the Company acquired an option from 1544230 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 21 claim units covering 840 acres in the Glass Township, Shoal Lake, Ontario. The terms of the agreement are: issuance of a total of 100,000 shares of the Company (50,000 shares issued at a deemed price of $0.20 per share) and payment of $93,000 ($18,000 paid) over a 4-year period to the Optionor. In addition, the property is subject to a 1 1/4% net smelter royalty ("NSR") with the Company given the right to purchase 0.5% of the NSR for $500,000. The agreement was accepted for filing by the TSX Venture Exchange (the "Exchange") on November 2, 2004.

Plans are for the Company to continue with the compilation of existing geological data in preparation for gridding, sampling and geophysics.

RED LAKE PROPERTY GROUP, ONTARIO

A.       TODD TOWNSHIP PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. The terms of the agreement are: issuance of 100,000 common shares of the Company (75,000 shares issued at a deemed price of $0.20 per share) and  payment of $69,000  over a 4-year  period to the  Optionor  ($21,000 paid). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation. A sequence of clastic sediments sampled in 1969 by the Ontario Geological Survey returned anomalous gold and silver mineralization. Diamond drilling carried out on Rubicon's Rivard Property by Anglo Gold Canada located about 2 kilometers south of Todd has returned significant gold values up to 0.42 ounces gold per ton across 31 feet.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

B.       MASKOOTCH LAKE PROPERTY

On June 23, 2004, the Company acquired an option from 1304850 Ontario Inc. (Perry English) of Souris, Manitoba to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. The terms of the agreement are: issuance of 100,000 shares of the Company (75,000 shares issued at a deemed price of $0.20 per share) and payment of $88,000 over a 4-year period to the Optionor ($15,000 paid). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length. Limited sampling carried out by the Ontario Geological Survey in the early 1990's returned gold values up to 3.2 ounces gold per ton from the Williamson Showing located about 500 meters northwest of Maskootch Lake and 1.18% Cu, 98 ppm Zn, 0.085 ounces gold per ton and 0.32 ounces silver per ton from trenches immediately east of Maskootch Lake.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is $50,000 ($20,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $80,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. The next step will include cutting a grid over some of the most favorable areas followed by an Induced Polarization (IP) geophysical survey to identify silver veins systems for drilling.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is $150,000 ($30,000 paid), 200,000 common shares (100,000 shares issued at a deemed price of $0.085 per share) and $200,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. The next step will include cutting a grid over the most favorable areas followed by an Induced Polarization (IP) survey and magnetometer survey to identify silver veins systems, copper veins, and locations where the two systems may merge. The results of this work will guide trenching and drilling programmes to test for silver and/or copper mineralization.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration for the property consists of $35,000 ($5,000 paid) and 350,000 common shares (50,000 shares issued at a deemed price of $0.075 per share) payable over three years. The Company must incur an aggregate of $120,000 in exploration expenses on the Property over three years. There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property.

Compilation of historical data is on-going.

DONOVAN BASIN GROUP, ONTARIO

During the Spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Thompson Property is easily accessed by vehicle. Historical occurrences and newly discovered mineralized zones will be tested with modern exploration techniques to prioritize targets for drilling and/or trenching.

Compilation of historical data is on-going.

B.       KELL MINE PROPERTY

On March 28, 2005, the Company acquired an option from Aurora-Larder Lake Mining Corporation Limited, CJP Exploration Inc. and Barry McCombe to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is $30,000 ($10,000 paid), 150,000 common shares (60,000 shares issued at a deemed price of $0.085 per share) and $60,000 in exploration expenses over a four year period. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Mine Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt. The Kell Mine Property is easily accessed by vehicle.

Compilation of historical work is on-going.

C.       HUDSON BAY SILVER MINE PROPERTY

On June 21, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is to pay $35,000 ($5,000 paid), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) and incur $60,000 in exploration expenses on the Property over three years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company intends to complete data compilation for the property followed by ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

Compilation of historical data is on-going.

AJAX GROUP, ONTARIO

A.       AJAX PROPERTY

On June 13, 2005, the Company entered into a purchase and sale agreement with Aurora-Larder Mining Corporation Limited and Kirnova Corp. whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares (300,000 shares issued at a deemed price of $0.085 per share). The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

Historical reports indicate the property was first staked in 1910 with platinum being discovered in 1929. In 1934, a vertical shaft was sunk to a depth of 245 feet with lateral mine development on the 100 and 200 foot levels totaling 2,200 feet. By 1937, 3,318 tons were milled from the underground workings and an open pit (metal content was not reported). The next reported production occurred from 1974-1976 when Kanichee Mining and Jack Koza Limited enlarged the open pit and removed the shaft pillar. During this period, 1,393,144 lbs of nickel and 3,117,490 lbs of copper were recovered from 278,263 tons milled. The mine was forced to close February 6, 1976 when Falconbridge Nickel terminated its contract to buy the concentrates. The open pit and workings have remained flooded since 1976.

Four zones of mineralization were outlined by drilling during the 1950's and early 1960's. They are the Shaft Orebody, "A" Orebody, "A" South Extension, "E" zone north of the Shaft. In 1961, G.H. Dumont (P.Eng.) estimated the resources for each zone as follows.

---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
        Zone               Tonnage         Cu        Ni     Precious Metal Content              Remarks
                                           %         %
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
Shaft                  369,000          0.89      0.53      Pt - 0.008 opt          (less 83,000 tons of 0.70% Cu +
                                                            Pd - 0.016 opt          0.35% Ni on adjoining claim TR
                                                            Au - 0.01 opt           1623)
                                                            Ag - 0.13 opt
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"A"                    735,000          0.45      0.26      0.75 opt combined       (drilled on 50-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"A" South Extension    3,764,000        0.32      0.19      0.75 opt combined       (drilled on 100-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------
"E" (North of Shaft)   547,000          0.29      0.16      0.66 opt combined       (drilled on 100-foot centres)
---------------------- ---------------- --------- --------- ----------------------- ---------------------------------

The "Shaft" zone has had a number of resource calculations reported since 1961. In 1966, John C. Dumbrille (P.Eng.) calculated a resource for the Shaft area at 900,000 tons averaging 0.61% Cu, 0.37% Ni with no grade estimate for precious metal and cobalt content. The last resource estimate, done in 1972 by D.G. Wahl (P.Eng.) for Jack Koza Limited, outlined 373,863 tons grading 0.79% Cu and 0.44% Ni. The historical resource estimates are not 43-101 compliant and therefore should not be relied upon. The estimates that were calculated by separate professionals at different points in time are comparable for the Shaft zone and are therefore considered to be somewhat reliable. Amador's activities for the property may include validating the resource estimates in a form that is 43-101 compliant.

Reports suggest that the depth and strike potential of mineralized zones have not been fully explored. In addition, mineralized zones on the property contain precious metals (Pt, Pd, Au, Ag) and cobalt that do not appear to have been fully assessed. Higher grade zones may also occur within the existing resource or elsewhere on the property that are amenable to underground mining.

Peter Caldbick. P. Geo. is the Qualified Person for the purposes of National Instrument 43-101 for Amador's Ajax Project.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Ajax property to follow the down plunge extension of the Ajax nickel-copper-pgm sulphide resource, and to evaluate possible untested new zones at depth. The new VTEM system has the potential to see mineralized targets at depths not attainable by some older airborne or ground geophysical systems. Survey results are pending. When received, the survey results will be compiled with historical data to help outline existing and identify new zones for testing. The results will also be used to design a drill program to outline a 43-101 compatible resource calculation for existing mineralization beneath the Ajax open pit and its extension.

B.       BANTING CHAMBERS PROPERTY

On July 21, 2005, the Company acquired an option from Kirnova Corp. and Todd Keast to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Under terms of the agreement Amador is to pay $22,500 ($5,000 paid), issue 150,000 common shares (50,000 shares issued at a deemed price of $0.09 per share) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Amador acquired the property which has the Ajax Mine situated on it (see Ajax Property). Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. Results from this survey are pending. The results will be compared to results from the Ajax airborne survey to help identify nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY

On July 19, 2005, the Company agreed to acquire from Pat Gryba of Timmons, Ontario a 100% interest in three (3) mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% NSR is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

MAGNUM PROPERTY, QUEBEC

On March 24, 2005, the Company entered into an Assignment Agreement with Vault Minerals Inc. of Kirkland Lake, Ontario to acquire a 100% interest in the Magnum Property. Under terms of the agreement, the Company is to pay $50,000 (paid) and issue 300,000 common shares (300,000 shares issued at a deemed price of $0.08 per share). The underlying agreement requires the Company to spend $25,000 in exploration expenditures by June 12, 2005 (spent) and an additional $225,000 by October 25, 2007. A 2% NSR is payable on the property, half of which can be purchased for $1,000,000.

Prospecting in May 2005 on the Magnum Property discovered a new shear zone with sulphide mineralization. Subsequent trenching has uncovered two separate zones. These chlorite, sericite and silica altered zones are about 25 metres apart and are each 8 to 10 metres wide. Sulphide mineralization is widespread within and outside of the shear zones. Samples have been taken with analyses pending.

The Magnum Property consists of two separate claim blocks in Urban Township, Quebec, and totals 721 hectares. The Magnum Property is adjacent to the south and west of Noront Resources Inc.'s gold discovery at Windfall Lake. The Magnum Property is also contiguous with Murgor Resources Inc.'s Windfall Property (50% Murgor and 50% Freewest Resources Canada Inc.) on which they also have a gold discovery.

The agreement was accepted for filing by the Exchange on May 10, 2005.

The Company has completed a regional and property compilation for the Magnum property. Follow-up prospecting identified a mineralized shear zone on the SE claim block. The zone has been followed for 150 metres along strike and is characterized by strong pervasive, rusty carbonate-sericite-sulphide alteration and strong shearing. Narrow quartz-carbonate veins are found randomly within the finely disseminated pyrite and pyrrhotite zone. Limited grab samples from surface and chip samples from trenching failed to identify significant gold mineralization in this area. The potential for gold mineralization along strike or within parallel zones on the SE claim block is being assessed.

Compilation of data for the NW claim block indicates the area is largely underlain by intermediate to felsic pyroclastic rocks with pervasive carbonate alteration. A relatively strong linear airborne magnetic anomaly occurs for about 600 metres. No surface explanation for the anomaly is available. Geochem and/or ground geophysical surveys are being considered to help outline an area for trenching or drill testing the linear feature. Possible targets include volcanogenic massive copper-zinc sulphide zones, and shear hosted or structure controlled gold mineralization similar to Noront's and Murgor's gold discoveries.

TETAGOUCHE PROPERTY, NEW BRUNSWICK

On May 6, 2005, the Company acquired an option from Merton Stewart to earn a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 ($10,000 paid) and 150,000 common shares (30,000 shares issued at a deemed price of $0.075 per share) over a three year period. The property is subject to a 2% NSR with a buy back of 1% for $750,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Gold and silver mineralization on the Tetagouche Property is associated with silicified zones in shears within a meta-sedimentary/volcanic sequence of sericite and chlorite-sericite schists. Mineralization within silicified zones consists mainly of arsenopyrite with associated silver and gold. Higher grade zones contain patches of sphalerite and galena. Disseminated arsenopyrite can be found in the sericite and chlorite schists adjacent to the silicified zones and increases in concentration closer to the zones.

Silver - gold intercepts (10.33oz Ag/ton, 0.012 oz. Au/ton over 5.9m core length, and 4.27 oz Ag/ton, 0.044 oz. Au/ton over 9.66m ) cored in two previous drill holes in 1989 are open along strike and at depth. Mineralization occurs within silicified felsic tuffs of the Ordovician Tetagouche Group as well as in Devonian gabbro. Pyrite, arsenopyrite, galena and sphalerite are the principal sulfides accompanying mineralization.

Subsequent to year end, the Company drilled four diamond drill holes totalling 263 metres. DDH-TS-05-01 intersected 3.1 metres of 621.3 g/t Ag, 0.74 g/t Au over 3.1 metres. DDH-TS-05-04 intersected 174.9 g/t Ag, 0.66 g/t.Au over a core length of 7.7 metres. Included in this latter intercept was a higher grade zone of 416 g/t Ag, 1.16 g/t Au over 2.3 metres. Hole TS-05-04 tested the down dip extension of a silver-gold zone drilled in 1989 that intersected 353.2 g/t Ag,
0.42 g/t Au over 5.88 metres, including 1.52 meters of 1062 g/t Ag and 0.76 g/t Au.

The precious metal mineralization has been explored to shallow depths over a strike length of 120 metres and is open along strike and to depth. Two discrete mineralized zones were intersected in most drill holes. The vein - breccia type mineralization, which also contains lead and zinc, occurs within Ordovician felsic volcanics and tuffs of the Bathurst base metal mining district. The breccia veins are characterized by silica flooding and strong sericite alteration.

Additional exploration including geophysics and diamond drilling is planned for the 2006 field season. This exploration program will also explore other significant untested geochemical and geophysical anomalies on the 67 claim (1072 hectare) property.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, the Company acquired an option from Ken Fenwick and George Lucuik to earn a 100% interest in the Mennin Lake Property, Ontario. The Mennin Lake Property is being acquired for $142,000 ($12,000 paid) and 300,000 common shares (50,000 shares issued at a deemed price of $0.08 per share) payable over four years. The Company must incur an aggregate of $160,000 in exploration expenses on the Property over four years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization.

The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. The next step will include soil geochemical surveys to outline the extent of mineralization followed by Induced Polarization (IP) and/or magnetometer/VLF surveys to outline areas with increased sulphide mineralization for follow-up trenching and drilling.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the company acqiuired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration for the Property consists of $142,000, 300,000 shares and a work commitment of $160,000 all over a period of four years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. Amador plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option Filo Exploration Services Limited and David V. Jones to purchase a 100% interest in the Fripp Property, Ontario. Under terms of the agreement Amador is to pay $5,000 (paid), issue 100,000 common shares (25,000 shares issued at a deemed price of $0.125 per share) over four years and incur $20,000 in exploration expenditures by December 31, 2005. The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

The Fripp Property is adjacent to and on strike with the Fripp massive to semi-massive sulphide copper occurrence (147,000 tons of 1.41% copper). The
Property covers more than 2 kilometers of the northwest extension of the favorable ultramafic sill and flows that host the Fripp copper mineralization. Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. The next step will be to fly the property with the VTEM airborne survey to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Under the terms of the agreement Amador is to issue 400,000 common shares (200,000 shares issued at a deemed price of $0.09 per share) over four years and incur $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization found on the property:

       o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. This type of mineralization is similar to the sulfide veins in the Rossland Camp, which produced nearly 3.0 million ounces of gold from 1897 to the 1950's. Three previously known occurrences of this type of mineralization occur on the property.

       o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

A SOIL SAMPLING SURVEY WAS CONDUCTED late in the 2005 season over the new gold mineralized shear and one of the historic gold occurrences. A grid measuring 2.0 km by 650 meters was established with wing lines each 50 meters and samples collected on them at every 25 meters. In areas of greater overburden wing lines were spaced at 100 meters. Results of the survey are positive showing good coincident gold, copper and zinc geochemical anomalies. The primary anomaly trends north south for at least 1.5 km by 500 meters. It trends off of the grid coverage in both directions. Gold values range to a high of 1554.1 ppb, copper to 603.8 ppm and zinc to 1472 ppm from background levels of less than 6 ppb gold, less than 30 ppm copper and less than 110 ppm zinc. A second coincident anomaly sits in the northwest part of the grid and spans discontinuously between 450 and 650 meters by 175 and 300 meters. This anomaly also trends north south and contains highs of 414.5 ppb gold, 326.4 ppm copper and 668 ppm zinc against the same background values. Internal to the overall trend are north northeast and northwest trends. The anomalies seem to reflect structural zones and possibly an intrusive contact.

Work completed in 2006 thus far includes a detailed airborne magnetometer and electromagnetic survey and expansion of the soil grid to cover extensions of the open ended soil anomalies. Several moderate to strong electromagnetic anomalies were found with the airborne survey. The largest of these sits on the northwest part of the soil grid. It measures about 300 meters east west and 200 meters north south and is coincident with anomalous gold, zinc and copper in the soils. A logging road cutting the easternmost part of the anomaly exposes strongly altered sediments with abundant stringer and disseminated pyrite. A second electromagnetic anomaly sits about 200 meters north of the historic Hungry Man showing and there is a third such anomaly on the eastern part of the claim block. The magnetic data from the airborne survey shows that the Power Line shear hosted gold zone corresponds to a linear trend of magnetic highs and lows. Plans are to complete the soil survey and then design a program of trenching and drilling to test the various geochemical, geological and geophysical targets.

The mineralized shear represents an exciting new target for the area discovered in a logging road.

The property has the potential to host Rossland (TAG) high grade vein type deposits and for medium to high grade shear type deposits.

Kootenay is the operator of the project and geologic mapping, gridding, soil geochemistry and preliminary trenching are planned over the shear hosted gold system.

All samples were assayed by Acme Analytical Labs in Vancouver, B.C. using an ICP package with geochem gold. The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (A QUALIFIED PERSON FOR THE PURPOSE OF NATIONAL INSTRUMENT 43-101, STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS). Mr. McDonald is a director of the Company.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Aurora-Larder Mining Corporation Limited and Katrine Exploration and Development Inc. to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine
Township, Ontario. Under the terms of the agreement Amador is to pay $45,000 over three years ($10,000 paid), issue 250,000 common shares (75,000 shares issued at a deemed price of $0.095 per share) over three years and incur $75,000 in exploration expenditures over three years. There is a 2% NSR payable of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited back in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option from Canadian Prospecting Ventures Inc. to earn a 100% undivided interest in the Willet Property Willet Property, located in Willet Township, Ontario. Under the terms of the Agreement, the Company is to pay $30,000 ($5,000 paid), issue 200,000 common shares (50,000 shares issued at a deemed price of $0.12 per share) and incur work expenditures of $75,000 all over a period of three years. There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property during the summer and fall of 2006.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 30 miles southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton ("HPP"), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the Labbe occurrence where 3 seperate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (a recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In 1995, drilling by Haddington Resources Ltd. to the north of the Labbe occurence intersected a 2.65 m zone containing semi-massive bands and blebs of copper and zinc sulphide mineralization in altered mafic to intermediate metavolcanics hosting feldspar porphyry dikes. A vertical drill hole testing the up-dip projection of an earlier drill intersection of 0.042 oz/t Au over 1.0 meter intersected 0.34 oz/t Au over 1.45 meters. A Mise A La Masse survey suggests that the gold/sulphide zone trends in an easterly direction parallel to the local metavolcanic stratigraphy for at least 220 meters and the strike extensions have yet to be drill tested. Two grab samples taken from a trench near these drill holes returned values of 3.33 g/t Au and 3.02 g/t Au. These occurrences suggest that gold mineralization occurs within a variety of environments that are structurally controlled.

Amador plans to first compile all historical data, then outline existing and new mineralized zones through mapping, geophysics, geochemistry and surface sampling for follow-up by trenching or drilling.

A.       HORWOOD GOLD PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Jennah Durham, Denis Laforest and Garry Windsor to earn a 100% undivided interest in the Horwood Gold Property. Under the terms of the Agreement, the Company is to pay to the Optionor $50,000 (paid $15,000) and issue 200,000 common shares (100,000 shares issued at a deemed price of $0.155 per share) both over a period of two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2

On January 4, 2006, the Company purchased one mineral claim from Jennah Durham, Christina McManus, Tina Petroni and Denis Laforest. Under the terms of the agreement, the Company paid $6,000. There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross, Christina McManus, Denis Morin, Fernand Morin and Roger Dennomme to earn a 100% undivided interest in the Labbe Property. Under the terms of the Agreement, the Company is to pay $30,000 (paid $5,000) and issue 200,000 common shares (issued 50,000 shares at a deemed price of $0.155 per share) both over a period of two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY

On January 4, 2006, the Company acquired an option from Frederick J. Ross and Garry Frederick Windsor to earn a 100% undivided interest in the Ross Windsor Property. Under the terms of the Agreement, the Company is to pay $35,000 (paid $5,000) , issue 175,000 common shares (issued 25,000 shares at a deemed price of $0.155 per share) and incur $20,000 in work expenditures all over a period of three years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $142,000 (paid $12,000), issue 300,000 common shares (50,000 shares issued at a deemed price of $0.15 per share) and incur $160,000 in work expenditures all over a period of four years. There is a 2% NSR payable, which may be purchased for $2,000,000. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

The Company plans to complete compilation of existing data for the East and West Breccias followed by drilling and trenching to assess the tonnage and grade potential.

GOULD COPPER MINE PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option from Ken Fenwick, George Locuik and Daniel Shelly to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Under the terms of the Agreement, the Company is to pay $50,000 (paid $5,000), issue 160,000 common shares (25,000 shares issued at a deemed price of $0.095 per share) and incur $100,000 in work expenditures all over a period of four years. There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration consists of $70,000 payable over three years ($15,000 paid) and 250,000 shares payable over three years (. The Company must incur an aggregate of $130,000 in exploration expenses on the Property over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The patent property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario and on April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario

The Keith-Sewell consists of two properties with consideration for both consisting of $90,000 payable over two years ($21,000 paid) and 420,000 shares payable over two years. There is a 3% net smelter return on the Keith-Sewell property of which two-thirds may be purchased for $1,500,000. Consideration for the Morin property consists of $110,000 payable over three years and 220,000 shares payable over three years. There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company plans to complete a preliminary prospecting and mapping program on the properties followed by geophysics, geochem and/or trenching to assess the mineralization potential.

HOLLOWAY PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 1 Property located in the Holloway and Frecheville Township, Ontario and on May 18, 2006 the Company acquired an option to earn a 100% interest in the Holloway 2 Property located in the Holloway Township, Ontario.

The consideration for the Holloway 1 property consists of $250,000 payable over four and one half years and 500,000 shares payable over four years. There is a 3% net smelter return on the Holloway 1 property of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The consideration for the Holloway 2 property consists of $20,000 (paid) and 200,000 shares payable over one year. There is a 2% net smelter return payable on the Holloway 2 property.

The properties straddle the Destor-Porcupine-Fault-Zone (DPFZ) which is intimately associated with gold mineralization in the Harker-Holloway and Timmins-Porcupine gold camps. Historical work on the Holloway properties outlined a strong Induced Polarization (I.P.) anomaly that could be associated with a pyrite bearing alteration zone containing gold along the DPFZ.

The Company plans to establish a grid and complete an IP survey to relocate the historical IP anomaly for testing by geochem, trenching and/or drilling

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario and on May18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

The consideration for each for each of the Loveland properties consist of $300,000 payable over five years ($25,000 paid on each property), 600,000 shares payable over five years and a work commitment of $150,000 over five years. There is a 3% net smelter return of which two-thirds may be purchased for $3,000,000. In addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

The Company's consulting geophysicist is assessing the Megatem data to identify the most favourable targets for ground follow-up by prospecting, geophysics, and geochem, prior to testing by trenching or drilling.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario and the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing. The Company anticipates closing this transaction at the end of October 2006.

CHAPLEAU PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Golden Chalice Resources Inc. ("Golden Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000, plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture will be formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Golden Chalice as the operator.

Recent staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Golden Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Golden Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

Subsequent to year end, the Company has increased the number of acres that fall under this arrangement to 47,278.

The Company has crews in the field to assess geophysical and geological targets for their potential to be kimberlite pipes hosting diamonds. Targets that can not be assessed, because they are under lakes, swamps or overburden, will be tested by trenching or drilling.

SAVARD AND SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option from Pat Gryba to earn a 100% undivided interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Under the terms of the Agreement, the Company is to pay $175,000 ($20,000 paid) over a period of three years. There is a 2% NSR payable. This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds. Field work to assess the kimberlite portenial of the magnetic anomalies is planned for 2006.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                                  2005           2004          2003
                                              -----------    -----------    -----------
Revenues ..................................   $      --      $      --      $      --
Loss  before other items ..................      (440,777)      (539,000)      (365,429)
Loss for the year .........................      (339,777)      (527,212)      (524,419)
Net loss per share, basic and fully diluted         (0.01)         (0.04)         (0.07)
Total assets ..............................     3,733,889      2,516,545      1,113,870
Long term financial liabilities ...........          --             --             --
Deficit, end of year ......................    (4,271,601)    (3,931,824)    (3,812,611)

Notes:

(a)    The Company has no history of declaring dividends

(b) There were no discontinued operations or extraordinary items in the years under review

(c)    The Company has no off balance sheet arrangements

A.     RESULTS OF OPERATIONS

-------------------- ---------------- ------------------ ------------------
FISCAL 2006          FIRST QUARTER    SECOND QUARTER     THIRD QUARTER
-------------------- ---------------- ------------------ ------------------
Revenues             Nil              Nil                Nil
-------------------- ---------------- ------------------ ------------------
Net Loss             ($241,258)       ($122,071)         ($3,328,038)
-------------------- ---------------- ------------------ ------------------
Net Loss Per Share   ($0.01)          ($0.01)            ($0.05)
-------------------- ---------------- ------------------ ------------------

-------------------- ----------------- ------------------ ----------------- -----------------
FISCAL 2005          FIRST QUARTER     SECOND QUARTER     THIRD QUARTER     FOURTH QUARTER
-------------------- ----------------- ------------------ ----------------- -----------------
Revenues             Nil               Nil                Nil               Nil
-------------------- ----------------- ------------------ ----------------- -----------------
Net Income (Loss)    $54,334           ($64,788)          ($127,645)        ($201,678)
-------------------- ----------------- ------------------ ----------------- -----------------
Net Loss Per Share   $0.00             ($0.00)            ($0.01)           ($0.01)
-------------------- ----------------- ------------------ ----------------- -----------------

-------------------- ----------------- ------------------ ----------------- -----------------
FISCAL 2004          FIRST QUARTER     SECOND QUARTER     THIRD QUARTER     FOURTH QUARTER
-------------------- ----------------- ------------------ ----------------- -----------------
Revenues             Nil               Nil                Nil               Nil
-------------------- ----------------- ------------------ ----------------- -----------------
Net Loss             ($300,478)        ($98,603)          ($585,719)        ($42,412)
-------------------- ----------------- ------------------ ----------------- -----------------
Net Loss Per Share   ($0.02)           ($0.01)            ($0.01)           ($0.00)
-------------------- ----------------- ------------------ ----------------- -----------------

NINE MONTHS ENDED JULY 31, 2006 (UNAUDITED) VS. NINE MONTHS ENDED JULY 31, 2005 (UNAUDITED)

There is no revenue for the nine months ended July 31, 2006 (2005 - Nil). The Company realized a net loss of ($3,691,367) for the nine-month period ended July 31, 2006 compared to ($138,099) in the nine months ended July 31, 2005. Expenses for management fees of $142,500 (2005 - $62,000) were paid to directors and consultants. Expenses for office administration and miscellaneous of $294,840 (2005 - $9,557) included $289,320 paid to a company controlled by a director of the Company. This increase is the result of signing a contract on June 1, 2005 (amended January 1, 2006) with Hastings Management Corp. ("HMC") wherein HMC receives a minimum monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods and reimbursement of actual out-of-pocket costs plus 5% for administrative overhead. Other expenses for the nine-month period include $58,712 (2005- $48,846) for legal and accounting. Other expenses for the nine-month period include $34,120 (2005 - $19,438) for regulatory fees and $10,836 (2005 - $6,731 for transfer agent fees. The increase in regulatory fees is the result of numerous recent property acquisitions requiring regulatory approval. Another category is investor relations and promotion of $29,615 (2005
- $13,978) as the Company had materials prepared for display in a booth and hand outs at various investment forums across North America that the Company is represented at. A non-cash charge appearing in the Statements of Operations and Deficit is "Stock Based Compensation" of $286,000 as a result of granting options during the period.

B.       LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

JULY 31, 2006 (UNAUDITED)

At the end of the period, the Company had working capital of $974,031 and cash and cash equivalents of $1,137,552.

During the nine-month period, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units at $0.15 per unit, for gross proceeds of $2,020,175. Each unit is comprised of one common share and one non-transferable share purchase warrant, each warrant entitles the holder to purchase one non-flow-through common shares at an exercise price of $0.20 per share, until May 17, 2008. Finder's fees of $49,320 were paid. The proceeds from the private placement are being used by the Company for exploration on its properties and for working capital.

During the nine-month period, the Company expended $398,113 on the acquisition of mineral properties and $1,315,274 on exploration, leaving the Company with $1,137,552 cash and cash equivalent at the end of the period.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,500 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company has closed the following private placements:

       o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

       o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. These warrants were not exercised.

       o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

       o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

       o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

       o 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until January 17, 2006.

       o 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.20 per share, until May 17, 2006.

The Company issued 4,730,688 units in settlement of debt, in the amount of $614,989, each unit comprising one common share of the Company and one non-transferable share purchase warrant exercisable at $0.13 per share on or before December 23, 2006.

The Company believes it does have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its properties.

STOCK BASED COMPENSATION PLAN

Effective November 1, 2003, the Company adopted, on a prospective basis, the recommendations of the Canadian Institute of Chartered Accountants with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted at the fair value as determined using the Black-Scholes option valuation model.

CHANGES IN ACCOUNTING POLICY

There were no changes to the Company's accounting policies.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at July 31, 2006, there were 60,020,748 common shares issued and outstanding.

As at July 31, 2006, the following stock options and share purchase warrants were outstanding:

                                     OPTIONS:

--------------------------------------------------------------------------------
   NUMBER OF OPTIONS            EXERCISE PRICE                    EXPIRY DATE
--------------------------------------------------------------------------------
             255,000     $0.10                                 October 8, 2007
              85,000     $0.20 (re-priced from $0.23)          December 18, 2007
             248,000     $0.20 (re-priced from $0.25)            March 2, 2008
              50,000     $0.20 (re-priced from $0.30)           June 16, 2008
             430,000     $0.20 (re-priced from $0.56))         January 5, 2009
           1,510,000     $0.10                                  July 28, 2010
           1,331,000     $0.10                                November 17, 2010
             635,000     $0.20                                 February 2, 2011
--------------------------------------------------------------------------------
           1,440,000     $0.15                                   July 6, 2011
--------------------------------------------------------------------------------
           5,984,000
--------------------------------------------------------------------------------

                                     WARRANTS:

-------------------------------------------------------------------------------
 NUMBER OF WARRANTS               EXERCISE PRICE                 EXPIRY DATE
-------------------------------------------------------------------------------
          1,245,000                   $0.14                    December 8, 2006
-------------------------------------------------------------------------------
          4,730,688                   $0.13                   December 23, 2006
-------------------------------------------------------------------------------
            900,000                   $0.10                   March 23, 2007 (2)
-------------------------------------------------------------------------------
            750,000                   $0.10                      June 3, 2007
-------------------------------------------------------------------------------
         11,940,000                   $0.10                    October 7, 2007
-------------------------------------------------------------------------------
          5,550,000                   $0.10                    January 17, 2008
-------------------------------------------------------------------------------
         13,467,833                   $0.20                      May 17, 2008
-------------------------------------------------------------------------------
         38,583,521
-------------------------------------------------------------------------------

                                   DEBENTURE:

On July 10, 2002, the Company issued a promissory note in the amount of $125,000. On October 16, 2002, the loan was converted into a $125,000 Series "A" convertible debenture (the "Debenture") that may be convertible into common shares of the Company at a price of $0.10 per share, together with a detachable share purchase warrant (a "Warrant"). One Warrant was issued for each $0.10 of principal amount of the Debenture. The right to purchase common shares of the Company on exercise of the Warrant was exercisable at any time until July 23, 2004 at a price of $0.10 per share. Interest was payable semi-annually at a rate of 10% per annum calculated monthly. The lender had the right, on or before July 23, 2004, to convert a portion or all of any unpaid interest accrued to the Debenture into shares of the Company at a conversion rate equal to the market price (as defined by the policies of the TSX Venture Exchange) of the Company's shares at the time of conversion. On July 23, 2004, the Debenture matured and outstanding interest of $26,250 was paid and the Debenture became a debt of the Company. At July 31, 2004, the Warrant was exercised in its entirety and the shares were issued. During the first quarter of fiscal 2005, the remaining interest of $3,892 and principal was settled for 991,480 units at a price of $0.13 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant exercisable on or before December 23, 2006 at a price of $0.13 per share.

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2006 International Convention in March 2006 and various gold shows in Canada and the United States during 2005 and 2006. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

In the current nine-month period, the Company recorded office administration expense of $289,320 (2005- $NIL) to a company controlled by a director and management fees of $142,500 (2005 - $NIL) to directors (Note 5(a) of the unaudited financial statements).

During the period, fees for consulting services in the amount of $36,435 (2005 - $30,608) were paid to a company controlled by an officer of the company. At July 31, 2006 $4,280 (2005 - $NIL) was owed (Note 5(b) of the unaudited financial statements).

During the period, the company had management fees of $29,595 (2005 - $NIL) charged by Golden Chalice Resources Inc., a company with common directors for management of the company's joint venture Chapleau Property, which is jointly held 50:50 and $228,515 for Chapleau's acquisition and exploration expenses. At July 31, 2006 $201,691 was owed to Golden Chalice Resources Inc., which was paid subsequently.

SUBSEQUENT EVENTS

The Board of Directors of the Company proposed an arrangement to form a subsidiary and reorganize the Company's mineral property assets in an effort to maximize shareholder value. The Company's diamond properties in the Larder Lake and Sault Ste. Marie Townships, Ontario, as disclosed previously in this MD&A, will be transferred into a new company, incorporated under the name Diamondcorp Resources Inc. Shareholder approval was received at a special meeting held on September 21, 2006.

As at September 12, 2006, the 25,000 escrow shares were cancelled.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                 CORPORATE DATA
                   TSX Venture Exchange (Trading Symbol: AGX)
                     Form 20-F - SEC File Number (000-50422)
                               CUSIP #02264P 10 1
                           (AS AT SEPTEMBER 28, 2006)

TRANSFER AGENT                    SHARE STRUCTURE
--------------------------------------------------------------------------------
Pacific Corporate Trust Company   SHARES ISSUED:
510 Burrard Street, 3rd Floor      60,800,748
Vancouver, British Columbia,      OUTSTANDING WARRANTS:
V6C 3B9                             1,245,000 @ $0.14 (Expiry: December 8/06)
Phone:        604-689-9853          4,730,688 @ $0.13 (Expiry: December 23/06)
Fax:          604-689-8144            900,000 @ $0.10 (Expiry: March 23/07)
                                      750,000 @ $0.10 (Expiry: June 3/07)
                                   11,940,000 @ $0.10 (Expiry: October 7, 2007)
                                    5,550,000 @ $0.10 (Expiry: January 17/08)
                                   13,367,833 @ $0.20 (Expiry: May 18/08)
                                   ----------
                                   38,483,521
                                  OUTSTANDING OPTIONS:
                                     255,000 @ $0.10 (Expiry: October 8/07)
                                      85,000 @ $0.20 (Expiry: December 18/07)
                                     248,000 @ $0.20 (Expiry: March 2/08)
                                      50,000 @ $0.20 (Expiry: June 16/08)
                                     430,000 @ $0.20 (Expiry: January 5/09)
                                   1,510,000 @ $0.10 (Expiry: July 28/10)
                                   1,331,000 @ $0.10 (Expiry: November 17/10)
                                     635,000 @ $0.10 (Expiry: February 1/11)
                                   1,440,000 @ $0.15 (Expiry: July 6/11)
                                   ---------
                                   5,984,000
                                  FULLY DILUTED SHARES:
                                  105,268,269

AUDITORS                               CORPORATE COUNSEL
--------------------------------------------------------------------------------
Morgan & Company                       U.S.A.:    Stephan, Oringher, Richman
Chartered Accountants                             Theodora & Miller, P.C.
1488-700 W. Georgia St.                2029 Century Park East, Sixth Floor
Vancouver, British Columbia, V7Y 1A1   Los Angeles, California, 90067-2907
Phone:        604-687-5841             Phone:     310-557-2009
Fax:          604-687-0075             Fax:       310-551-0283

FINANCIAL YEAR END
--------------------------------------------------------------------------------
October 31

FORM 20-F REGISTRATION STATEMENT
--------------------------------------------------------------------------------
Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422)

DIRECTORS, OFFICERS AND MANAGEMENT
--------------------------------------------------------------------------------
Richard W. Hughes (President, CEO & Director)  Phone:  604-685-2222
Alan D. Campbell (CFO & Director)              Fax:    604-685-3764
Lynn W. Evoy (Director)
John Keating (V.P., Exploration & Director)    Website:  www.amadorgoldcorp.com
James M. McDonald, P. Geo. (V.P., Exploration  E-mail:   info@amadorgoldcorp.com
   & Director)
Joseph Montgomery, Ph.D., P.Eng.(Director)

HEAD OFFICE
--------------------------------------------------------------------------------
711-675 West Hastings Street
Vancouver, British Columbia, V6B 1N2
Phone: 604-685-2222  Fax: 604-685-3764

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        AMADOR GOLD CORP.
                                        (Registrant)


Date:    September 29, 2006             BY:  /S/ BEVERLY J. BULLOCK
                                        ---------------------------------------
                                        Beverly J. Bullock, Corporate Secretary